Submitted electronically

August 29, 2017

Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

450 West Fifth Street N.W.

Washington D.C. 20549-0903

RE:	Johnson Mutual Funds Trust, File No. 33-52970 and 811-7254; Sarbanes Oxley Review

Dear Ms. Churko:

Please find below the Trust's responses to your comments concerning your review of the Johnson Mutual Funds Annual Reports. The comments below were provided during out phone conversation on August 1, 2017.

1.	Some of the Schedule of Investments show more than 25% of investments in more than one industry.

Response: The percentages shown reflect the sector weight and not necessarily the industry weight. Our review of the industry specific weights for the December 31, 2016 Annual Report showed no industry category above 25%.

2.	Funds show ROC in 2015 and 2016. Please indicate what notification to shareholders took place.

Response: The Return of Capital Adjustments in the financials were a result of dividend reallocations realized after income payments were made to shareholders in 2016. The best available information available at the time the distributions were made indicated the distributions would be ordinary income. The amounts for funds with Return of Capital were provided with 1099 DIV forms for amounts that could be allocated in the transfer agent system.

3.	Equity Income Fund in Note 10 shows a deficiency dividend.
a.	Please respond to what percentage of net assets did the deficiency dividend represent;
b.	Explain Management’s rationalization to deem the dividend as not material.

Response: The deficiency dividend paid represented 0.39% of Fund Assets. Management reviewed the dividend and determined it would pay any interest and penalties related to the dividend minimizing any impact to shareholders. Management determined the payment to be immaterial as it was paying an amount that should have been paid previously and followed rules prescribed by RIC Modernization. Additionally, the Fund followed guidelines provided by the IRS utilizing the equalization process that minimized the effect on shareholders. Finally, if the dividend would have been reflected in the financials, an entry in the Statement of Operations with a corresponding entry for the reimbursement would have been shown with a net impact to the fund of zero.

4.	Explain what role futures had on impact of performance of the Enhanced Return Fund

Response: While the Adviser has discussed the use of futures contracts within the Fund in previous shareholder letters and commentaries to some extent, the Adviser will endeavor to more fully discuss the impact of futures contracts on Fund performance in future shareholder reports.

We believe it would be appropriate to add the following language to our management discussions going forward: “Reminder that the Enhanced Return Fund uses future contracts to replicate the S&P 500 and a bond portfolio to enhance the Fund’s returns.”

The Fund’s prospectus reads as follows: Investing in stock index futures contracts requires an investment of only a small portion of the Fund’s assets in order to produce a return on the Fund’s total assets that approximates the return of an underlying stock index. This effect is referred to as “leverage.” The Fund attempts to track an underlying stock index consisting of a representative sampling of the leading large capitalization companies in the leading industries in the U.S. economy. The stock index futures are used only for replication of returns, not speculation. The Fund also may invest in options on stock index futures. The Fund will normally invest at least 95% of its assets in short-term investment grade fixed income securities with an average weighted duration between 1 and 3 years.

The Enhanced Return Fund is a Fund that is managed to match the large-cap market by closely matching the total notional value of the fund in S&P Futures Contracts. The majority of the return provided by the Fund is as a result of the futures. The difference in the return of the fund and the S&P Futures Contracts is the result of the performance of the underlying bond portfolio.

5.	Certain Funds in the Statement of Assets and Liabilities shows other payables. What do those payables represent?

Response: Johnson Institutional Short Duration Bond Fund, Johnson Institutional Intermediate Bond Fund, and Johnson Institutional Core Bond Fund had “Other Payables” on the Statement of Assets and Liabilities in the amount of $894, $958 and $957, respectively, on December 31, 2016. These amounts are all related to the anticipated paydown of a CMO bond, ticker #3128LLL79.  This bond recognizes and records a monthly paydown as of the first of each month, but doesn’t pay for 45 days.  These amounts are related to the recognition of the amortization for the estimated paydown amount as of December 1, but not received until January 15, 2017.  The fund accounting records use the payable as a placeholder for the bond realized loss amount, in anticipation of the actual paydown. There is also an offsetting receivable for the same amount. The fund does not owe money to anyone outside the fund for these amounts.

The Trust hereby acknowledges that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-661-3100.

Sincerely,

Marc Figgins

CFO/Treasurer, Johnson Mutual Funds